Mail Stop 4561

March 7, 2008

By U.S. Mail and facsimile to: (212) 225-3999

Mr. Timothy J. Mayopoulos, Esq.
Executive Vice President and General Counsel
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

        Re: Bank of America Corporation
                Registration Statement on Form S-4
                Filed February 13, 2008
                File No. 333-149204

Dear Mr. Mayopoulos:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file all exhibits, including drafts of your legality and tax opinions, with your next amendment; providing them as soon as practicable will permit for an expedited review of the materials.

2.   Please provide any presentation, memo, report or other material provided to the board of Countrywide by either Goldman Sachs or Sandler O'Neill with regard to

the valuation or fairness of the transaction.

3.   It appears that you intend to maintain the assets and obligations of Countrywide in Red Oak Merger Corporation. Please clarify whether you will consolidate Red Oak and whether Bank of America will guarantee or assume the debt of Countrywide so that investors can better evaluate the impact of the merger upon the Bank of America shares they will acquire.

Summary, page 3

4.   Please revise the preamble to state that it highlights the material, not "selected," information.

Countrywide's Officers and Directors Have Financial Interests in the Merger, page 5

5.   Please provide a dollar amount (estimated, if necessary) for the various benefits and a total for each individual both here and on page 42. Also, please revise this section to include a discussion of the retention arrangements referenced on page 42 including the amounts of the lump sum payments.

Risk Factors, page 16

6.   Please include a risk factor which discusses the litigation referred to on page 41 or advise staff why this is not appropriate.

7.   Please include a risk factor which discusses the change in market conditions and the fact that shareholders are being offered less than book value for their shares.

8.   Add a risk factor that discusses the changes in shareholder rights for Countrywide shareholders when they exchange for Bank of America common stock.

The market price of Bank of American common stock…, page 16

9.   Revise this risk factor so that it addresses a discrete risk. At present, you appear to indicate that circumstances might change in the future, rather than discuss known, material risks of investing in Bank of America stock.

Recommendation of the Countrywide Board of Directors, page 21

10.   In the risk factor on page 17 you indicate that Countrywide will not seek updated

fairness opinions from either of its financial advisors. Please clarify that despite the lack of any update in the fairness opinions, the Board's recommendation is as of the date of the registration statement.

Background of the Merger, page 24

11.   Please revise to describe the negotiation of the principal terms of the merger, including price.

12.   In the penultimate paragraph on page 24, you state that "Countrywide's regulatory consultants reported on the status of regulatory matters;" please elaborate to disclose the current status of Countrywide's regulatory concerns, including any approvals required for the merger..

13.   It appears that the Board of Directors agreed to a merger consideration that was a substantial discount to the net book value of Countrywide. Please revise this section to clarify whether the Board considered the discount to book value in making its recommendation and whether the Board considered any other courses of action.

Opinions of Countrywide's Financial Advisors, page 30

14.   Please disclose all compensation received by Goldman Sachs and its affiliates from Countrywide and its affiliates during the past two years in accordance with Item 1015 of Regulation M-A and Item 4 of Form S-4. Similarly, please disclose all compensation received by Sandler O'Neill and its affiliates from Countrywide and its affiliates during the past two years.

15.   It appears that the implied valuation of Countrywide falls outside the range of values for a number of the methodologies employed by Goldman Sachs and Sandler O'Neill. Revise the disclosure to indicate how the valuation outside the range impacted the fairness opinions of Countrywide's financial advisors. In particular, please disclose whether any of these analyses failed to support the fairness conclusions of the advisors.

16.   Revise this section to discuss in more detail the reasons that Countrywide's financial advisors chose to use the Stress Case in valuing the shares of Countrywide. Also, please provide more detail regarding the assumptions used to result in the expected cash flows for Countrywide under the stress case.

17.   Revise this section to provide a summary discussion of the Precedent Transactions Analysis discussed in the Fairness Opinion Materials presented to

the Board by Goldman Sachs and Sandler O'Neill.

Discounted Cash Flow Analysis – Bank of America, page 37

18.   Revise this section to disclose not only the implied value of Bank of America common stock, but also the implied value of the merger consideration, .1822 of a share of Bank of America stock.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Via Fax and U.S. Mail (212) 225-3999
Benet O'Reilly
John C. Murphy, Jr., Esq.
Paul J. Shim, Esq.
Cleary Gottlieb Steen & Hamilton LLP
2000 Pennsylvania Avenue, NW
Washington, DC 20006